SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1910-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date May 7, 2007	By	/s/ Alfred W. Vitale
	Name:	Alfred W. Vitale
	Title:	President

Unaudited Interim Financial Statements of

UNILENS VISION INC.

Nine months ended March 31, 2007 and 2006

Report date – May 7, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of March 31, 2007 and the related consolidated statement of operations and changes in accumulated deficit, and cash flows for the three-month and nine-month periods then ended. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 1, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

April 26, 2007

UNILENS VISION INC.

(the “Company”)

Financial Statements

Nine Months Ended March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, the statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has performed a review of the current period of the interim financial statements in accordance with the standards established by the Public Company Accounting Oversight Board (United States) for a review of interim financial statements by an entity’s auditor.

The Company’s independent auditor has not performed a review of the comparative interim period related to the consolidated statements of operations and changes in accumulated deficit and cash flows for the three and nine month periods ending March 31, 2006.

“Alfred W. Vitale”	“Michael J. Pecora”
President and Chief Executive Officer	Chief Financial Officer

May 7, 2007

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2007 (Unaudited) and June 30, 2006

(Expressed in U.S. Dollars)

	March 31, 2007	June 30, 2006
ASSETS
Current
Cash and cash equivalents	$1,795,645	$2,195,633
Accounts receivable, net of allowance of $348,561 and $341,625 at March 31, 2007 and June 30, 2006, respectively	834,532	822,589
Royalties and other receivables	547,652	517,438
Inventories (Note 4)	815,952	962,665
Prepaid expenses	72,372	33,072
Deferred tax asset – current	1,263,890	1,213,390

Total current assets	5,330,043	5,744,787
Property, plant, and equipment, net of accumulated depreciation of $5,159,666 and $5,035,107	525,050	508,467
Other assets	83,236	41,468
Deferred tax asset	2,018,426	2,674,500

Total assets	$7,956,755	$8,969,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$353,336	$497,423
Accrued liabilities	502,389	499,587

Total current liabilities	855,725	997,010

Total liabilities	855,725	997,010

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,513,215 and 4,441,315	27,596,810	27,575,628
Additional paid-in capital	8,970	8,970
Deficit	(20,504,750)	(19,612,386)

Total stockholders’ equity	7,101,030	7,972,212

Total liabilities and stockholders’ equity	$7,956,755	$8,969,222

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three Months and Nine Months Ended March 31, 2007 and 2006

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Sales	$1,634,429	$1,585,086	$4,677,358	$4,559,686
Cost of sales	855,443	921,906	2,569,902	2,609,238

Gross profit	778,986	663,180	2,107,456	1,950,448

Expenses:
Administration	301,745	232,705	956,407	764,941
Research and development	25,543	39,559	96,406	111,009
Sales and marketing	370,779	375,402	1,133,606	1,025,524

	698,067	647,666	2,186,419	1,901,474

(Loss) income from operations	80,919	15,514	(78,963)	48,974

Other items:
Royalty income	545,293	489,551	1,559,496	1,463,446
Other (expense) income	(703)	402	(390)	487
Remeasurement income (loss)	212	—	(1,717)	—
Interest income	9,476	8,341	30,845	14,805

	554,278	498,294	1,588,234	1,478,738

Income before income tax	635,197	513,808	1,509,271	1,527,712
Income tax expense	262,842	199,119	605,574	586,148

Net income for the period	372,355	314,689	903,697	941,564
Deficit, beginning of period	(20,538,614)	(20,563,419)	(19,612,386)	(21,190,294)
Dividends paid	(338,491)	—	(1,796,061)	—

Deficit, end of period	$(20,504,750)	$(20,248,730)	$(20,504,750)	$(20,248,730)

Net income per common share:
Basic	$0.08	$0.07	$0.20	$0.22

Diluted	$0.08	$0.07	$0.20	$0.21

Weighted average number of common shares outstanding during the period:
Basic	4,504,326	4,318,648	4,487,120	4,246,187
Effect of dilutive options	41,051	213,664	58,020	269,378
Diluted	4,545,377	4,532,312	4,545,140	4,515,565

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three Months and Nine Months Ended March 31, 2007 and 2006

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$372,355	$314,689	$903,697	$941,564
Items not affecting cash:
Depreciation and amortization	43,900	30,813	124,559	83,721
Amortization of deferred tax benefit	262,843	199,120	605,575	586,149
Remeasurement (income) loss	(212)	—	1,717	—
Change in non-cash working capital items (Note 5)	60,509	(205,851)	(117,799)	(384,902)

Net cash provided by operating activities	739,395	338,771	1,517,749	1,226,532

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(51,187)	(77,383)	(141,141)	(279,230)

Net cash used in investing activities	(51,187)	(77,383)	(141,141)	(279,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	12,000	130,553	45,121	140,678
Common stock repurchased	—	—	(23,939)	—
Common stock dividends paid	(338,491)	—	(1,796,061)	—

Net cash (used in) provided by financing activities	(326,491)	130,553	(1,774,879)	140,678

Change in cash and cash equivalents during the period	361,717	391,941	(398,271)	1,087,980
Effect of exchange rate changes on cash and cash equivalents	212	(597)	(1,717)	(5,910)
Cash and cash equivalents, beginning of period	1,433,716	1,065,028	2,195,633	374,302

Cash and cash equivalents, end of period	$1,795,645	$1,456,372	$1,795,645	$1,456,372

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$—	$—	$—	$—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended March 31, 2007 and 2006 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2006. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, paid August 28, 2006 to stockholders of record at the close of business on August 14, 2006. The Company also stated its plan to begin paying a regular quarterly dividend. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, paid November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

On August 9, 2006 it was announced that the TSX Venture Exchange had approved its normal course issuer bid whereby the Company may purchase for cancellation up to 224,190 of its common shares, representing 5% of the current issued and outstanding common shares of the Company. The bid commenced on August 21, 2006 and ends on August 20, 2007. All shares purchased will be effected solely through the facilities of the TSX Venture Exchange. The Company purchased 4,600 and 1,000 of its common shares at $4.73 Cdn on August 30, 2006 and September 14, 2006, respectively.

	Nine Months Ended March 31, 2007		Nine Months Ended March 31, 2006
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,441,315	$27,575,628	4,193,815	$27,434,950
Exercise of options for cash	77,500	45,121	247,500	140,678
Common stock repurchased	(5,600)	(23,939)	—	—

Balance end of period	4,513,215	$27,596,810	4,441,315	$27,575,628

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

2.	STOCK-BASED COMPENSATION AND STOCK OPTIONS

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the period ended March 31, 2007 since no options were granted during the period, and all options outstanding at the beginning of the period were fully vested.

Prior to adoption of SFAS 123R, the Company accounted for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and accordingly, did not recognize any compensation expense for stock option grants since compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant that is over the amount employees are required to pay for the stock. Also, the Company previously accounted for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 “Accounting for Stock Based Compensation,” and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”. Pro forma information for the period ended March 31, 2006 is not presented, as there were no options issued in that period.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended March 31, 2007:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	132,500	$0.79

Exercised	(77,500)	$0.58

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	55,000	$1.12

Options exercisable, end of period	55,000	$1.12

(1)	For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

The weighted-average grant date fair value of stock options granted during the nine months ended March, 31, 2007, was $0.00 (no options granted).

Cash proceeds, related to 77,500 options exercised during the nine months ended March 31, 2007, was $45,121.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at March 31, 2007:

Number of Options	Vested	Exercise Price	Expiry Date
20,000	20,000	Cdn. $0.62	December 9, 2008
15,000	15,000	Cdn. $0.95	March 3, 2009
20,000	20,000	US $2.07	January 4, 2010

55,000	55,000

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

The assumptions used and the estimated weighted-average fair values of the options issued, using the Black-Scholes option-pricing model, during the last three fiscal years were:

	2006 (1)	2005	2004
Risk free interest rate	N/A	4%	2.75%
Expected life of options	N/A	5 years	5 years
Expected volatility	N/A	56%	85%
Expected dividend yield	N/A	Nil	Nil
Weighted average estimated fair value per option issued	N/A	US $1.07	Cdn. $0.25

(1)	There were no options granted in 2006.

3.	INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

4.	INVENTORIES

	As at March 31, 2007	As at June 30, 2006
Raw materials	$259,742	$262,262
Work in progress	21,261	20,962
Finished goods	1,042,249	1,189,441

	1,323,252	1,472,665
Less allowance for obsolescence	507,300	510,000

	$815,952	$962,665

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Cash provided by (used in):
Accounts and royalties and other receivables	$(49,987)	$(56,523)	$(42,155)	$(13,399)
Inventories	64,386	(70,120)	146,713	(126,222)
Prepaid expenses and other assets	(15,036)	11,431	(81,073)	(56,728)
Accounts payable and accrued liabilities	61,146	(90,639)	(141,284)	(188,553)

Change in non-cash working capital items	$60,509	$(205,851)	$(117,799)	$(384,902)

6.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and nine months ended March 31:

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Disposable lenses	$832,293	$784,489	$2,354,093	$2,119,541
Conventional soft lenses	355,287	351,670	967,549	992,871
Gas permeable lenses	155,016	163,669	457,886	497,436
Replacement and other lenses	291,833	285,258	897,830	949,838

Total sales	$1,634,429	$1,585,086	$4,677,358	$4,559,686

Certain amounts in the lens categories above for the March 31, 2006 periods have been reclassified to conform to the presentation of the March 31, 2007 periods.

7.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for uncertainty in income taxes – an interpretation of SFAS No. 109.” This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes.” FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this Interpretation will have a material impact on their financial position, results of operations or cash flows.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2007

(Expressed in U.S. Dollars)

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on their financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Current Year Misstatements.” SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides a one-time cumulative effect transition adjustment. SAB No. 108 is effective for our 2007 annual financial statements. We are currently assessing the potential impact that the adoption of SAB No. 108 will have on our consolidated financial statements. The adoption of SAB No. 108 is not expected to have a material impact on the consolidated financial statements.

Form 52-109F2 Certification of Interim Filings

I, Alfred W. Vitale, President and Chief Executive Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 7, 2007

/s/ Alfred W. Vitale
Alfred W. Vitale
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Michael J. Pecora, Chief Financial Officer of Unilens Vision Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Unilens Vision Inc. (the “Issuer”) for the period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 7, 2007

/s/ Michael J. Pecora
Michael J. Pecora
Chief Financial Officer

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – March 31, 2007

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2006 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We manufacture, distribute and license specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. We expect the C-Vue multifocal and the C-Vue Aspheric single vision lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and our newest acquisition, the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

The following MDA is for the quarter ended March 31, 2007 (the “Current Quarter”) and includes relevant information up to May 7, 2007 (the “Report Date”).

Overall Performance

Revenue derived from our C-Vue disposable multifocal, continues to steadily increase, and accounts for approximately 49% of our Current Quarter revenue. Revenue from the C-Vue Toric multifocal product line, which accounts for approximately 14% of our revenue for the Current Quarter, continues to increase in unit sales, and had a quarter over quarter and comparable revenue increase even with the price cut in early November 2006. We anticipate unit sales of the C-Vue Toric multifocal will continue to increase, resulting in continued comparable quarter revenue increases in the future for this product line. As expected, we experienced an 8% decline in our gas permeable product segment consistent with the overall decline of gas permeable fits within the industry. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the Current Quarter we were debt free, and paid $338,491 in common stock dividends.

Sales for the Current Quarter increased by 3.1% to $1.634 million, compared to $1.585 million for the quarter ended March 31, 2006 (“Prior Quarter”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, and the C-Vue Toric multifocal which showed net revenue gains even with a price cut in the C-Vue Toric multifocal in November, 2006, offset by the expected decline in the sales of some of our gas permeable and other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Quarter increased to $.635 million from $.514 million in the Prior Quarter, primarily resulting from an increase in income from operations and an increase in royalty income. Income from operations in the Current Quarter increased $.065 million as compared to the Prior Quarter primarily due to higher margins derived from efficiency gains in our manufacturing operations, offset partially by higher administrative expenses. As of March 31, 2007 we had positive working capital of $4.5 million, which represents a decrease of $0.2 million compared to Fiscal Year 2006. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $1.796 million, offset by a decrease in payables and accrued liabilities.

At the end of the Current Quarter we had stockholders’ equity of $7.1 million representing a decrease of $0.9 million compared to Fiscal Year 2006. The decrease in stockholders’ equity was primarily from income before income taxes (primarily royalty income), offset by the cash dividend payments totaling $1.796 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements as at and for the fiscal years ended June 30, 2006, 2005, and 2004. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2006 ($)	2005 ($)	2004 ($)
Income Statement Data
Revenues	6,110,040	4,971,577	4,074,577
Income (loss) from operations	53,359	91,580	(42,387)
Income (loss) before tax benefit and extraordinary items	2,018,040	1,710,687	863,121
Income before extraordinary items	1,596,830	2,237,787	4,124,171
Income for the year	1,596,830	2,237,787	6,076,734

Income per common share outstanding—basic and diluted:
Income before extraordinary item
Basic	0.37	0.53	1.01
Diluted	0.35	0.50	1.00
Income for the year
Basic	0.37	0.53	1.49
Diluted	0.35	0.50	1.48
Dividends	—	—	—

As at June 30	2006 ($)	2005 ($)	2004 ($)
Balance Sheet Data
Total assets	8,969,222	7,316,946	6,095,950
Working capital	4,747,777	2,540,624	1,381,148
Long-term liabilities	—	—	688,139
Total liabilities	997,010	1,082,242	2,085,117
Capital stock	27,575,628	27,434,950	27,432,100
Stockholders’ equity	7,972,212	6,234,704	4,010,833

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $1,932,942, $1,632,051, and $937,394 for the 2006, 2005 and 2004 Fiscal Years, respectively.

In the 2004 Fiscal Year, we renegotiated our debt obligations, which resulted in the recognition of $3.2 million in extraordinary income before tax amortization and a reduction of $3.2 million in long-term debt during the quarter ending December 31, 2004. Also in the 2004 Fiscal Year we recorded approximately $3.3 million in net income tax benefits that resulted from the recognition of deferred tax assets, expected to be realized in the future which was offset by a reduction in the deferred tax asset during the year.

In the 2005 Fiscal Year we recorded a net income tax benefit of $527,100. The income tax benefit is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

In the 2006 Fiscal Year we recorded a net income tax expense of $421,210. The income tax expense is the result of the recognition of income tax loss carry-forwards, offset by a reduction in the deferred income tax asset due to the application of tax loss carry forwards against the taxable income earned during the year.

Supplemental Information in connection with Cost of Sales, General and Administrative and Marketing Expense

Cost of Sales:	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Payroll and benefits	$873,020	$921,138
Raw materials and supplies	890,532	963,308
Allocations and other expenses	806,350	724,792

	$2,569,902	$2,609,238

General and Administrative:	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Consulting/professional fees	$415,750	$403,241
Bad debts	26,860	10,233
Depreciation and amortization	57,351	27,694
License, taxes, and regulatory fees	53,774	50,999
Office, insurance, and supplies	269,343	183,562
Rental and utilities	275,077	259,220
Travel and entertainment	19,533	18,932
Wages and benefits	448,470	431,071
Allocations and other	(609,751)	(620,011)

	$956,407	$764,941

Sales and Marketing:	Nine Months Ended March 31, 2007	Nine Months Ended March 31, 2006
Consulting fees	$86,676	$192,472
Depreciation and amortization	6,796	2,825
Office, insurance, and supplies	32,492	54,319
Promotion and advertising	278,040	289,340
Rental and utilities	20,829	1,579
Travel and entertainment	16,408	14,819
Wages and benefits	530,208	318,947
Allocated expenses	162,157	151,223

	$1,133,606	$1,025,524

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,513,215 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
20,000	20,000	Cdn. $	0.62	December 9, 2008
15,000	15,000	Cdn. $	0.95	March 3, 2009
20,000	20,000	US $	2.07	January 4, 2010

55,000	55,000

On August 1, 2006 the Board of Directors declared a cash dividend of $0.25 per common share, payable August 28, 2006 to stockholders of record at the close of business on August 14, 2006. Gross disbursements for the common share dividends paid totaled $1,120,954. On November 1, 2006 the Board of Directors declared its initial quarterly cash dividend of $0.075 per common share, payable November 28, 2006 to stockholders of record at the close of business on November 14, 2006. On February 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable February 28, 2007 to stockholders of record at the close of business on February 14, 2007. On May 1, 2007 the Board of Directors declared its regular quarterly cash dividend of $0.075 per common share, payable May 25, 2007 to stockholders of record at the close of business on May 14, 2007. The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter:

Date of Issue	Type of Issue	Number of Shares	Ave. Price Per Share	Total Gross Proceeds	Type of Consideration	Commissions Paid
February 1, 2007	Exercise of options	25,000	$0.48	$12,000	Cash	Nil
Total		25,000	$0.48	$12,000

Options granted by the Company during the Current Quarter ending March 31, 2007 – None

Shares in escrow or subject to pooling as at March 31, 2007 – None

Results of Operations

Current Quarter

During the three months ended March 31, 2007 (the “Current Quarter”) we earned income before tax of $635,197 compared to income before tax of $513,808 for the three months ended March 31, 2006 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $121,389 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $115,806, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $55,742 to $545,293 in the Current Quarter as compared to $489,551 in the Prior Quarter, offset by (iii) an increase in expenses of $50,401 as described below, and (iv) an increase in other items including interest income and other income of $242. After recording income tax expense of $262,842, we had net income of $372,355 or $0.08 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $314,689 or $0.07 per diluted share after recording income tax expense of $199,119.

Sales during the Current Quarter were $1,634,429, an increase of $49,343 (3.1%), as compared to sales of $1,585,086 during the Prior Quarter. The disposable lens category increased by 6.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased 1.0% due to an increase in our C-Vue toric multifocal product line partially offset by some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 5.3%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category increased by 2.3% due to some price increases, and growth of our C-Vue custom toric lens, offset by the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 47.7% in the Current Quarter compared to 41.8% in the Prior Quarter due primarily to improved yields and efficiency gains in our manufacturing operations and a slight shift in product mix towards higher margin products.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was primarily due to increases in administration expenses. Administration expenses increased due to higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Quarter. Sales and marketing expenses in total were flat but had increases from salaries associated with additional sales positions, offset by lower promotional and advertising spending.

During the Current Quarter we recorded income tax expense of $262,842 compared to income tax expense in the Prior Quarter of $199,119. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The decrease in income tax expense is the result of lower income before tax in the Current Quarter compared to the Prior Quarter.

Current Year

During the nine months ended March 31, 2007 (the “Current Year”) we earned income before tax of $1,509,271 compared to income before tax of $1,527,712 for the nine months ended March 31, 2006 (the “Prior Year”). The decrease in income before tax during the Current Year of $18,441 as compared to the Prior Year, was primarily due to (i) an increase in expenses of $284,945 as described below, offset by (ii) an increase in gross margin of $157,008, (iii) an increase in royalty income under the license agreement with Bausch & Lomb of $96,050 to $1,559,496 in the Current Year as compared to $1,463,446 in the Prior Year, and (iv) an increase in other items including interest income and other income of $13,446. After recording income tax expense of $605,574, we had net income of $903,697 or $0.20 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $941,564 or $0.21 per diluted share after recording income tax expense of $586,148.

Sales during the Current Year were $4,677,358, an increase of $117,672 (2.6%), as compared to sales of $4,559,686 during the Prior Year. The disposable lens category increased by 11.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 2.6% due to a decrease in some of our older product lines that are nearing the end of their life cycle offset by an increase in sales of our C-Vue toric multifocal product line even with the price cut in early November 2006. Our gas permeable lens category decreased, by 8.0%, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement lens category decreased by 5.5% due to the expected decline in product lines that are nearing the end of their life cycle. Gross margin increased to 45.0% in the Current Year compared to 42.8% in the Prior Year due a reorganization and efficiencies gained in the manufacturing operations and to a shift in product mix towards higher margin products offset by lower prices on our C-Vue toric multifocal product line, effective in early November 2006 and during the Second Quarter, a one-time contractual billing adjustment from one of our inventory suppliers.

The increase in expenses during the Current Year, as compared to the Prior Year, was primarily due to increases in administration expenses and sales and marketing expenses. Administration expenses increased due to an increase in the allowance for bad debt during the Second Quarter and higher insurance premiums, depreciation and other expenses associated with the general increase in the Company’s business during the Current Year. Sales and marketing expenses increased primarily due to salaries associated with additional sales positions and during the Second Quarter, expenses associated with an industry educational sponsorship.

During the Current Year we recorded income tax expense of $605,574 compared to income tax expense in the Prior Year of $586,148. We record income tax at the statutory rates, but currently pay no income tax due to the utilization of tax loss carry-forwards. The decrease in income tax expense is the result of lower income before tax in the Current Year compared to the Prior Year.

Seasonality

The results of operations for the Current Quarter and Current Year are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31, historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Mar. 31, 2007 ($)	Dec. 31, 2006 ($)	Sep 30, 2006 ($)	June 30, 2006 ($)	Mar. 31, 2006 ($)	Dec. 31, 2005 ($)	Sep. 30, 2005 ($)	June 30, 2005 ($)
Income Statement Data
Total revenues	1,634,429	1,438,153	1,604,776	1,550,354	1,585,086	1,405,486	1,569,114	1,569,306
Operating income (loss) for the quarter	80,919	(181,321)	21,439	4,385	15,514	(46,613)	80,073	57,246
Income before income tax for the quarter	635,197	358,891	515,183	490,328	513,808	485,696	528,208	541,533
Net income for the period	372,355	220,850	310,492	655,266	314,689	297,399	329,476	1,515,118
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.08	0.05	0.07	0.15	0.07	0.07	0.08	0.36
Diluted	0.08	0.05	0.07	0.14	0.07	0.07	0.07	0.34

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the quarter ending June 30,

2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending (Unaudited)
	Mar. 31, 2007 ($)	Dec. 31, 2006 ($)	Sep 30, 2006 ($)	June 30, 2006 ($)	Mar. 31, 2006 ($)	Dec. 31, 2005 ($)	Sep. 30, 2005 ($)	June 30, 2005 ($)
Royalty income	545,293	537,653	476,550	469,496	489,551	526,809	447,086	473,627

In the quarter ending June 30, 2005 we recorded approximately $1.2 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2006 we recorded approximately $0.4 million in income tax benefits that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2007, the Company had working capital of $4,474,318, representing an increase of $340,935 from our working capital at December 31, 2006. Positive cash flow from operating activities totaled $739,395, and we used cash of $51,187 for the purchase of capital additions during the quarter ending March 31, 2007. The Company also received cash of $12,000 from capital stock issued from the exercise of stock options.

Current Year

As of March 31, 2007, the Company had working capital of $4,474,318 representing a decrease of $273,459 from our working capital at June 30, 2006. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $1,796,061, offset by a decrease in payables and accrued liabilities. During the Current Year, we generated $1,517,749 in cash from operations representing a increase of $291,217 from $1,226,532 generated during the prior year period ended March 31, 2006. We used cash of $141,141 during the Current Year for the purchase of capital additions, a decrease of $138,089 from the Prior Year. The Company also received cash of $45,121 from capital stock issued from the exercise of stock options and used cash of $23,939 to repurchase 5,600 shares of common stock during the Current Year.

Trend Information

The soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens was launched to eye care professionals in the United States in the middle of February 2006. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 51% of sales. The Company expects the sales of the C-Vue brand multifocal and single vision lenses will make up an increasing percentage of its future sales.

Risk Factors

The Company entered into a supply agreement with one supplier for the manufacture of its moulded C-Vue multifocal lens, which currently accounts for approximately 49% of the Company’s sales. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacturer of the speciality moulded, or partially moulded contact lenses have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications or on terms that are acceptable to the Company.

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate solid growth in income before income taxes for the fiscal year ending June 30, 2007. This earnings growth will be derived primarily from royalty income from increasing demand for our licensed multifocal technology, and from growth of our C-Vue brand contact lenses.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. During the quarter, we terminated the services of RJ Falkner and Company as our investor relations counsel, and have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended March 31, 2007, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2007 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Alfred W. Vitale – President & Chief Executive Officer
William D. Baxter	Michael J. Pecora – Chief Financial Officer
Nick Bennett	William S. Harper – Secretary
Elizabeth J. Harrison

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Alfred W. Vitale
ALFRED W. VITALE
PRESIDENT